Exhibit 99

BERGER HOLDINGS, LTD. 805 Pennsylvania Blvd., Feasterville, PA 19053 FOR IMMEDIATE RELEASE	NEWS RELEASE

BERGER HOLDINGS, LTD.
REPORTS SIX MONTH NET INCOME

Philadelphia, PA, August 14, 2003 Berger Holdings, Ltd. (NASDAQ: “BGRH”) reported a decrease in net income for the six months ended June 30, 2003. The rough winter and wet spring in its core market adversely affected the Company’s ability to increase earnings. However, the Company was able to partially offset reduced revenue by a corresponding reduction in expenses and increased operating efficiencies.

Mr. Joseph F. Weiderman, President and CEO of the Company stated, “The weather in the first half of 2003 has shrunk our busy season to five months. Increased competition and increases to raw material prices in our niche market have inhibited growth.”

	Three Months Ended June 30		Six Months Ended June 30

	2003	2002	2003	2002

Revenue	$12,657,841	$12,056,516	$21,441,468	$21,909,687
Operating income	$965,887	$1,160,198	$691,071	$1,451,928
Net income before taxes	$758,692	$858,821	$289,957	$859,901
Income taxes	$312,851	$377,881	$115,983	$378,356
Net income	$445,841	$480,940	$173,974	$481,545
Basic earnings per share	$.09	$.10	$.03	$.10
Basic shares	5,068,371	5,039,878	5,049,496	5,053,131
Diluted earnings per share	$.07	$.07	$.03	$.07
Diluted shares	6,369,559	6,883,763	6,415,609	6,880,538

Berger Holdings, Ltd. is the parent company of Berger Bros Co., which was founded in 1874, and is a manufacturer of the most complete line of roof drainage products specializing in copper as well as residential and commercial snow guards. All of the Company’s products are used in new construction, remodeling, and renovation markets.

Contact:	Berger Holdings, Ltd. Francis E. Wellock, Jr., EVP and CFO

Phone:	(215) 355-1200 Ext. 122

Forward-looking statements in this release are made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risk and uncertainties including but not limited to, continued acceptance of the Company’s products in the marketplace, competitive factors, new products and technological changes, the Company’s dependence upon third-party suppliers and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.

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